Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three-month period ended October 31, 2019 and 2018

(Expressed in Canadian dollars - Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the condensed interim consolidated financial statements.

The accompanying unaudited condensed interim financial statements of the Tidal Royalty Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

		October 31,	July 31,
AS AT	Notes	2019 (Unaudited)	2019 (Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents		$ 199,398	$ 2,961,514
Amounts receivables		65,766	-
Convertible debenture receivable	5	17,712,200	15,000,000
Prepaid expenses and deposits	4	43,052	129,418
		18,020,416	18,090,932

Deposits	4	329,000	328,700
Promissory note receivable	6	3,999,680	3,412,421
Land	7	-	592,655
Investments in equity securities	8	1,768,566	1,766,953
TOTAL ASSETS		$ 24,117,662	$ 24,191,661

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	9	$ 245,102	$ 336,540
Due to related parties	10	7,610	21,347
TOTAL LIABILITIES		252,712	357,887

EQUITY
Convertible preferred shares	11	2,388,941	2,388,941
Common shares	11	48,984,043	48,525,793
Reserves	11	11,922,522	11,816,876
Accumulated other comprehensive loss		(5,315)	(796)
Accumulated deficit		(39,425,241)	(38,897,040)
TOTAL EQUITY		23,864,950	23,833,774
TOTAL LIABILITIES AND EQUITY		$ 24,117,662	$ 24,191,661

Nature and Continuance of Operations (Note 1)

Commitment (Note 16)

Approved on behalf of the Board of Directors:

“Stuart Wooldridge”	“Theo van der Linde”
Stuart Wooldridge, Director	Theo van der Linde, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars - unaudited)

	For the three-month period ended
	October 31,	October 31,
	2019	2018

Expenses
Consulting fees (Note 10)	$222,075	$242,557
General and administration	10,594	127,596
Insurance	36,231	-
Professional fees	62,333	182,884
Rent (Note 10)	(14,894)	44,752
Share-based compensation (Notes 10 and 11)	105,646	666,089
Salaries and benefits (Note 10)	1,191	258,807
Transfer agent and filing fees	34,293	46,919
Advertising and promotion	77,255	2,155,074
Travel	1,325	56,527
	(536,049)	(3,781,205)
Other income (expense)
Dividends income	5,227	-
Foreign exchange gain (loss)	11,457	(75,222)
Loss on sale of land	(103,574)	-
Interest income	94,738	2,679
Net loss	$(528,201)	$(3,853,748)

Other comprehensive loss
Foreign subsidiary currency translation loss	(4,519)	-
Net loss and comprehensive loss for the period	(532,720)	(3,853,748)

Loss per share, basic and diluted for the period	$(0.00)	$(0.02)

Weighted average number of common shares outstanding	298,133,097	244,851,218

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

D R A F T

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars –unaudited)

	Number of convertible preferred shares #	Convertible preferred shares $	Convertible preferred shares issuable $	Number of common shares #	Common shares $	Share-based payment reserve $	Warrant reserve $	Total reserves $	Accumulated deficit $	Accumulated other comprehensive loss $	Total shareholders' equity $
Balance, July 31, 2018	40,000,000	1,754,721	2,000,000	227,787,662	45,432,573	3,277,940	2,046,076	5,324,016	(20,285,319)	-	34,225,991

Conversion of preferred shares	40,000,000	2,000,000	(2,000,000)	-	-	-	-	-	-	-	-
Conversion of special warrants	-	-	-	12,690,000	634,500	-	(634,500)	(634,.500)	-	-	-
Conversion of 4,000,000 special finder warrants	-	-	-	4,000,000	141,440	-	(141,440)	(141,440)	-	-	-
Conversion of 1,220,000 special finder warrants	-	-	-	1,220,000	61,000	-	(61,000)	(61,000)	-	-	-
Proceeds from warrants exercised	-	-	-	14,100,000	705,000	-	-	-	-	-	705,000
Share-based compensation	-	-	-	-	-	666,089	-	666,089	-	-	666,089
Net loss for the period	-	-	-	-	-	-	-	-	(3,853,748)	-	(3,853,748)
Balance, October 31, 2018	80,000,000	3,754,721	-	259,797,662	46,974,513	3,944,029	1,209,136	5,153,165	(24,139,067)	-	31,743,332

Balance, July 31, 2019	50,900,000	2,388,941	-	292,607,662	48,525,793	10,607,740	1,209,136	11,816,876	(38,897,040)	(796)	23,833,774

Proceeds from warrants exercised	-	-	-	9,165,000	458,250	-	-	-	-	-	458,250
Share-based compensation	-	-	-	-	-	105,646	-	105,646	-	-	105,646
Foreign subsidiary currency translation loss	-	-	-	-	-	-	-	-	-	(4,519)	(4,519)
Net loss for the period	-	-	-	-	-	-	-	-	(528,201)	-	(528,201)
Balance, October 31, 2019	50,900,000	2,388,941	-	301,772,662	48,984,043	10,713,386	1,209,136	11,922,522	(39,425,241)	(5,315)	23,864,950

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars - unaudited)

	For the three months period ending
	October 31, 2019	October 31, 2018
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the period	$(528,201)	$(3,853,748)

Items not affecting operating cash:
Accrued interest	(94,738)	(1,925)
Loss on sale of land	103,574	-
Foreign exchange gain	(9,872)	(4,260)
Share-based payments	105,646	666,089
	(423,591)	(3,193,844)
Net changes in non-cash working capital:
Receivables	(65,766)	(48,790)
Prepaid expenses and deposits	86,366	156,286
Accounts payables and accrued liabilities	(105,175)	(188,190)
	(508,166)	(3,274,538)
FINANCING ACTIVITIES
Proceeds from exercise of common share purchase warrants	458,250	705,000
	458,250	705,000

INVESTTING ACTIVITIES
Promissory note receivable	(2,712,200)	(434,933)
Investment in Harborside Inc.	-	(3,000,000)
	(2,712,200)	(3,434,933)

Decrease in cash and cash equivalents	(2,762,116)	(6,004,471)
Cash and cash equivalents, beginning of the year	2,961,514	33,904,759
Cash and cash equivalents, end of the period	$199,398	$27,900,288

The components of cash and cash equivalents are:
Cash at bank	$199,398	$27,785,288
Term deposit	-	115,000
	$199,398	$27,900,288

Non-cash Investing and Financing Activities
Conversion of special warrants	$-	$836,940

The accompanying notes are an integral part of these condensed interim consolidated financial statements

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

1.Nature and Continuance of Operations

Tidal Royalty Corp. ("the Company") was incorporated under the laws of British Columbia The Company’s principal business is to invest in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

The head office, address and records office of the Company are located at Suite 810 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.   The principal place of business of the Company is 161 Bay St., Suite 4010, Toronto ON, M5J 2S1.

On May 13, 2019, the Company entered into a business combination agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”), with respect to the acquisition of all of the issued and outstanding shares of MichiCann (“Proposed Transaction”).

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As at October 31, 2019, the Company has an accumulated deficit of $39,425,241 (2019 - $38,897,040), no source of operating cash flow and no assurance that sufficient funding will be available. Management intends to raise funds through a combination of equity and/or debt financing, along with a realization of sale of investments. The success of these plans will also depend upon the ability of the Company to generate cash flows from its portfolio investments.

These condensed interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such amounts could be material. However, management has assessed and concluded that the Company has the ability to continue as a going concern for at least the next twelve months.

2.Basis of Preparation and Statement of Compliance

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with IAS 34 – Interim Financial Reporting. The condensed interim consolidated financial statements do not include all the information required for annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2019. These condensed interim consolidated financial statements have been prepared following the same accounting policies as the Company’s audited financial statements for the year ended July 31, 2019.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on December 19, 2019.

These condensed interim consolidated financial statements have been prepared on the accrual basis and are based on historical costs, modified where applicable. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of Presentation

The consolidated financial statements have been prepared on a historical cost basis except for financial instruments described in Note 3(c), which are measured at fair value.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

2.Basis of Preparation and Statement of Compliance (continued)

Functional and Presentation Currency

These financial statements are presented in Canadian dollars. The functional currency of each entity is determined using the currency of the primary economic environment in which the entity operates. The Company’s functional currency, as determined by management, is the Canadian dollar. The Company’s US subsidiaries functional currencies, as determined by management, are the United States dollar.

Basis of Consolidation

During the year ended July 31, 2019, the Company incorporated several subsidiaries. As at October 31, 2019, the Company’s structure includes Tidal Royalty Corp., the parent company incorporated pursuant to the laws of the Business Corporations Act (British Columbia), and the following subsidiaries:

Entity	Domicile of Incorporation	% of interest at October 31, 2019
Royalty USA Corp.	Delaware, USA	100%
RLTY Beverage 1 LLC	Delaware, USA	100%
RLTY Development MA 1 LLC	Delaware, USA	100%
RLTY Development 1 NV 1 LLC	Delaware, USA	100%
RLTY Development Orange LLC	Massachusetts, USA	100%
RLTY Development Springfield LLC	Massachusetts, USA	100%
RLTY Service LLC	Delaware, USA	100%
RLTY Development FLA 1 LLC	Delaware, USA	100%
RLTY Development FLA 2 LLC	Delaware, USA	100%
RLTY Development CA 1 LLC	Delaware, USA	100%
TDMA Orange LLC.	Massachusetts, USA	100%

These condensed interim consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Use of Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates:

i)Investments in equity securities, convertible and promissory notes receivable

Management uses valuation techniques in measuring the fair value of investments in equity securities, convertible and promissory notes receivable.

In applying the valuation techniques management makes maximum use of market inputs wherever possible, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

2.Basis of Preparation and Statement of Compliance (continued)

Use of Estimates and Judgments (continued)

Where applicable data is not observable, company-specific information is considered when determining whether the fair value of an investment in equity securities or convertible and promissory notes receivable should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing investment in equity securities, convertible and promissory notes receivable.

ii) Share-based payment transactions

Management uses the Black-Scholes pricing model to determine the fair value of stock options and standalone share purchase warrants issued.  This model requires assumptions of the expected future price volatility of the Company’s common shares, expected life of options and warrants, future risk-free interest rates and the dividend yield of the Company’s common shares.

Significant accounting judgements:

i)Going concern

The assessment of the Company’s ability to continue as a going concern involves management judgement about the Company’s resources and future prospects.

ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

3.      Significant Accounting Policies

In preparing these condensed interim consolidated financial statements, the significant accounting policies and the significant judgments made by management in applying the Company’s significant accounting policies and key sources of estimation uncertainty were the same as those that applied to the Company’s audited consolidated financial statements for the year ended July 31, 2019, with exception to the new accounting policies adopted by the Company discussed below.

The preparation of condensed consolidated interim financial statements requires that the Company’s management make judgments and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual future outcomes could differ from present estimates and judgments, potentially having material future effects on the Company’s condensed interim financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

(a)Adoption of New or Amended Accounting Standards

IFRS 16 Leases - In June 2016, the IASB issued IFRS 16 - Leases.   IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The Company adopted IFRS 16 for the annual period beginning on August 1, 2019 with no resulting adjustment.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

3.      Significant Accounting Policies (Continued)

(j)New Accounting Standards Issued but Not Yet Effective

New standards and interpretations not yet adopted Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods with early adoption permitted.  Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

4.Prepaid Expenses and Deposits

	October 31, 2019 $	July 31, 2019 $
Insurance	792	1,432
Advertising and promotion	13,125	71,736
Consulting	7,682	24,797
Deposits	21,453	31,453
	43,052	129,418

The Company advanced a refundable deposit of $329,000 (US $250,000) to an arm’s length vendor.

5.      Convertible Debenture Receivable

MichiCann Medical Inc.

On February 25, 2019, pursuant to the terms of the Proposed Transaction, the Company advanced $15,000,000 to Michicann pursuant to a senior secured convertible debenture (the “MichiCann Debenture”). The MichiCann Debenture is non-interest bearing, other than in the event of default by MichiCann and matures on January 31, 2020 (the “Maturity Date”). The MichiCann Debenture is secured by way of first ranking security against the personal property of MichiCann. If the Proposed Transaction is not completed by the Maturity Date or MichiCann’s fails to comply with the terms of the MichiCann Debenture and MichiCann pursues an alternative go public transaction or a change of control transaction (an “Alternate Liquidity Transaction”), the Company may elect to convert, in whole or in part, the outstanding amount of the MichiCann Debenture into common shares of MichiCann at a price per MichiCann share that is the lesser if i) $2.50 per MichiCann Share and (ii) a 20% discount to the issue or effective price per Michicann Share under the Alternate Liquidity Transaction. If the Proposed Transaction is not complete by January 31, 2020, MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%. During the period ended October 31, 2019, the Company amended the Michicann and advanced an additional US $2,000,000 to fund MichiCann working capital.

The initial fair value of the convertible debenture was determined to be $15,000,000 using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $2.50; conversion price of $2.50; risk-free interest rate of 1.73%; dividend yield of 0%; stock price volatility of 125% ,an expected life of 0.50  years, and adjusted for a credit spread of 12.00% and a probability factor of  16% for the Alternate Liquidity Transaction.

As of October 31, 2019, the convertible debenture had an estimated fair value of $17,712,200 using the Black- Scholes option pricing and discounted cash flow models with following assumptions: estimated share price of $2.50; conversion price of $2.50; risk-free interest rate of 1.65%; dividend yield of 0%; stock price volatility of 52% an expected life of 0.07 years, and adjusted for a credit spread of 12.00% and a probability factor of 3% for the Alternate Liquidity Transaction. If the estimated volatility increase or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

6.      Promissory Note Receivable

On August 31, 2018, the Company entered into a definitive agreement, as amended by the Supplemental Agreement dated October 15, 2018 and the Second Supplemental Agreement dated December 26, 2018 (collectively, the “Framework Agreement”), with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to provide TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) with up to US$12.5 million (the “Funding”) over the next three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”).

The Funding will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation. The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent calculated as 15% of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair.

The Funding will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; and (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries. Once the Site and Dispensaries are operational and the Leases have been entered into, the Framework Agreement Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full.

During the year ended July 31, 2019, and pursuant to the Funding, the Company entered into various promissory note agreements (the “Framework Agreement Promissory Note”) with TDMA for $3,216,274 (US $2,446,208) (July 31, 2018 - $Nil) as a working capital advance for licenses, Site build out, identification and negotiation of the purchase agreements for the Site and Dispensaries. The Framework Agreement Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied.

On August 23, 2019, the Company entered into a Termination of Framework Agreement (the “Termination”) with Diem. Pursuant to the termination, the Company will convey titles of certain properties to TDMA in exchange of two promissory notes (the “Property Promissory Note”) for US $372,500. The Framework Agreement Promissory Note bears interest of 10% per annum and is due on August 31, 2021.

On September 26, 2019, the Company entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a Diem Cannabis subsidiary. Pursuant to the terms of the MIPA, the Company obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of the State of Massachusetts.

As consideration, the Company will forgive the Framework Agreement Promissory Note and Property Promissory Note including accrued interest, cross collateralization and general security arrangement. The Company expects the MIPA to close by Q2 2020.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

6.      Promissory Note Receivable (Continued)

Continuity for the years ended July 31, 2019 and 2018 is as follows:

Total $
Balance, July 31, 2018	-
Funds advanced	3,216,274
Accrued interest	197,429
Foreign exchange	(1,282)
Balance, July 31, 2019	3,412,421
Additions (Note 7)	490,210
Accrued interest	94,470
Foreign exchange	2,579
Balance, October 31, 2019	3,999,680

7.     Land

During the year ended July 31, 2019, through the Company’s wholly owned subsidiary and pursuant to the definitive agreement with Diem, RLTY Development Springfield LLC (the “Springfield Property”) and RLTY Development Orange LLC (the “Orange Property”), the Company acquired two Sites. The Company acquired the two Sites for $592,655. On October 8, 2019, the Company sold the Springfield Property and Orange Property land to TDMA in exchange for $490,210 (US $372,500) of Secured Promissory Notes (“Property Promissory Notes”) that bears 10% interest and matures on August 31, 2021. The Property Promissory Notes are secured against the Springfield Property and Orange Property.

8.     Investments in Equity Securities

Continuity for the years ended October 31, 2019 and 2018 is as follows:

Fair value hierarchy level	Level 1	Level 3	Level 2
Investments Measured at FVTPL	Harborside Inc. Common Shares $	Harborside Inc. Warrants $	Lighthouse Strategies, LLC $	Total $

Balance, July 31, 2018	-	-	-	-
Addition	3,571,614	536,697	6,574,000	10,682,311
Disposal	(2,984,461)	-	-	(2,984,461)
Unrealized loss on changes in fair value	-	(451,970)	(4,921,062)	(5,373,032)
Realized loss on changes in fair value	(583,898)	-	-	(583,898)
Foreign exchange	(3,255)	(2,666)	31,954	26,033
Balance, July 31, 2019	-	82,061	1,684,892	1,776,953
Foreign exchange	-	76	1,537	1,613
Balance, October 31, 2019	-	82,137	1,686,429	1,768,566

Harborside Inc.

(i) Common shares

On May 30, 2019, the Company received 567,205 common shares of Harborside upon the conversion of and as a payment for interest on the Harborside Debenture (Note 5). The shares had an initial fair value of $3,571,614, based on the Harborside RTO offering price. During the year ended July 31, 2019, the Company sold all of its common shares for gross proceeds of $2,984,461 and recorded a foreign exchange loss of $3,255, and a realized loss on changes in fair value of investments in equity securities of $583,898.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

8.     Investments in Equity Securities

(ii) Warrants

Pursuant to the terms of the Harborside Debenture (Note 5), the Company received 263,523 share purchase warrants. The initial fair value of the warrants was $536,697 computed using the Black – Scholes option pricing model based on the following assumptions: estimated share price of $5.95; exercise price of $8.60; risk-free interest rate of 2.20%; dividend yield of 0%; stock price volatility of 81% and an expected life of 2 years. As at July 31, 2019 and October 31, the warrants remain unexercised with a fair value of $82,061 computed using the Black – Scholes option pricing model based on the following assumptions: estimated share price of $3.10; exercise price of $8.60; risk-free interest rate of 1.61%; dividend yield of 0%; stock price volatility of 81% and an expected life of 1.3 years. If the estimated volatility increase or decrease by 10%, the estimated fair value would increase or decrease by a nominal amount.

Lighthouse Strategies, LLC

On January 9, 2019 the Company closed its strategic investment of $6,574,000 (US $5,000,000) in Lighthouse Strategies LLC (“Lighthouse”) Series A membership units concurrently with a financing arrangement for certain Lighthouse beverage lines. Pursuant to the Financing Fee Agreement, the Company is entitled to 1% of net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co and Creative Waters Beverage Company (“Financing Fees”).  Financing Fees will accrue until December 1, 2019, at which point the Company may choose to receive such fees in cash or Series A membership units of Lighthouse.  Thereafter, financing fees are payable quarterly in cash.  The terms of the Financing Fee Agreement are between four and six years, depending on certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering). Management estimated that the 1% royalty of net sales had a fair value of $Nil and the entire transaction price was allocated to the membership units.

As at October 31, 2019, the investment had an estimated fair value of $1,686,429 (2019 - $1,684,892) based on Lighthouse’s most recent financing preceding July 31, 2019. The Company recognized an unrealized loss on investments in equity securities of $Nil.

9.      Accounts Payable and Accrued Liabilities

	October 31, 2019 $	July 31, 2019 $
Accounts payables	252,712	304,540
Accrued liabilities	-	32,000
	252,712	336,540

10.    Related Party Transactions and Balances

The Company has identified its directors and certain senior officers as its key management personnel.

Key management compensation for the period ended October 31, 2019 and 2018 is as follows:

	2019 $	2018 $
Short-term employee benefits:
Consulting and accounting fees	157,200	54,250
Salary and benefits	-	118,750
	157,200	173,000
Share-based compensation	-	334,859
Total	157,200	507,859

As at October 31, 2019, the amount due to related parties was $7,610 (2019 - $21,347). The amounts are unsecured, non-interest bearing and due on demand.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

11.Share Capital

Authorized

Unlimited number of common shares without par value, and unlimited number of Series 1 Convertible Preferred shares without par value, participating, each share convertible into one common share by the holder, and non-voting.

Issued and Outstanding

As at October 31, 2019, there were 50,900,000 (2019 – 50,900,000) Series 1 Convertible Preferred Shares and 298,133,097 (2019 -292,607,662) common shares issued and outstanding.

Convertible Preferred Shares

During the period ended October 31, 2019, there were no convertible preferred share transactions.

During the year ended July 31, 2019:

During the year ended July 31, 2019, the Company issued 40,000,000 Series 1 Convertible Preferred shares pursuant to the exercise of 40,000,000 of Preferred Share warrants.  The Company received the proceeds during the year ended July 31, 2018. The Company reclassified $2,000,000 from convertible preferred shares issuable to convertible preferred shares. During the year ended July 31, 2019, 29,100,000 convertible preferred shares were converted into common shares. The Company reclassified $1,365,780 from convertible preferred shares to common shares.

Common Shares

During the period ended October 31, 2019:

During the period ended October 31, 2019, the Company issued 9,165,000 common shares pursuant to the exercise of 9,165,000 warrants for gross proceeds of $458,250.

During the year ended July 31, 2019:

During the year ended July 31, 2019, the Company issued 17,810,000 common shares pursuant to the exercise of 17,810,000 warrants for gross proceeds of $890,500.

On September 26, 2018, 4,000,000 special finder’s warrants issued on May 25, 2018 with a carrying value of $141,440 were converted into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one common share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. Upon conversion, the carrying value of $141,440 was allocated to common shares and $nil to the warrants based on the residual method.

On August 31, 2018, 12,690,000 special warrants and 1,220,000 special finders’ warrants issued on April 26, 2018 with a carrying value of $ 695,500 were converted into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one common share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 expiring on April 26, 2020. Upon conversion, the carrying value of $695,500 was allocated to common shares and $nil to the warrants based on the residual method.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

11.Share Capital (Continued)

Stock Options

Under the Company’s stock option plan (the “Plan”) the Company has adopted a 20% rolling stock option plan (“Plan”) to replace its previous 10% rolling plan. The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, technical consultants and other participants to the Company, non-transferrable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to ten years from the date of grant. In addition, the number of common shares which may be issuable under the Plan within a one year period: (i) to any one individual shall not exceed 5% of the issued and outstanding common shares; and (ii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the issued and outstanding common shares. The underlying purpose of the Plan is to attract and motivate the directors, officers, employees and consultants of the Company and to advance the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan.

During the period ended October 31, 2019, the Company did not issue any stock options.

On September 24, 2018, the Company granted 100,000 stock options to a consultant of the Company with an exercise price of $0.31(US $ 0.24) with a term of 2 years.  The options vest 12.5% every 3 months. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.31(US $ 0.24); exercise price - $0.31(US $ 0.24); expected life – 2 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.13%. During the period ended October 31, 2019, the Company recognized $1,118 in share-based compensation expense related to these stock options.

On December 12, 2018, the Company granted 5,750,000 stock options to consultants of the Company with an exercise price of $0.15 (US$ 0.12) with a term of 5 years.  The options vest 12.5% every 3 months. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.15 (US$ 0.12); exercise price - $0.15 (US$ 0.12); expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 2.07%. During the period ended October 31, 2019, the Company recognized $17,343 in share-based compensation expense related to these stock options. During the period ended July 31, 2019, 5,030,000 of these stock options were forfeited.

During the year ended July 31, 2019, the Company granted 20,527,039 stock options to directors, officers and consultants of the Company with an exercise price of $0.34 (US$ 0.26) with a term of 5 years and vested immediately. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.34 (US$ 0.26); exercise price - $0.34 (US$ 0.26); expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 1.52%. During the period ended October 31, 2019, the Company recognized $47,426 in share-based compensation expense related to these stock options.

During the year ended July 31, 2018:

On June 22, 2018, the Company granted 16,468,727 stock options to various directors, officers and consultants of the Company with an exercise price of $0.33 with a term of 5 years.  9,981,227 of the stock options vested immediately, with the remainder vesting 12.5% every 3 months. The estimated fair value of the stock options was measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life – 5 years, volatility – 147%, dividend yield - $0; and risk-free rate – 1.98%. During the year ended July 31, 2018, the Company recognized $3,250,476 in share-based compensation expense related to these stock options. During the period ended October 31, 2019, the Company recognized $39,759 in share-based compensation expense related to these stock options. During the year ended July 31, 2019, 8,980,000 of these stock options were forfeited.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

11.Share Capital (Continued)

Stock Options (Continued)

Continuity of stock options outstanding during the year ended July 31, 2019 and 2019 are as follows:

	Options outstanding	Weighted average exercise price $
Balance, July 31, 2018	16,468,727	0.33
Forfeited	(15,010,000)	(0.30)
Issued	27,273,039	0.31
Balance, July 31, 2019 and October 31, 2019	28,785,766	0.33

As at October 31, 2019, the outstanding and exercisable stock options are as follows:

Expiry Date	Exercise price $	Number of options #	Exercisable options #
September 24, 2020	US$0.24	100,000	50,000
April 26, 2024	US$0.26	20,477,039	20,477,039
June 22, 2023	0.33	7,488,727	6,694,977
December 12, 2023	US$0.12	720,000	270,000
	0.33	28,785,766	27,492,016

Common Share Purchase Warrants

The continuity of the Company's common share purchase warrants pursuant to the special warrants is as follows:

	Number of share purchase warrants #	Weighted average exercise price $
Outstanding, July 31, 2018	125,671,365	0.06
Issued	17,910,000	0.05
Exercised	(17,810,000)	0.05
Outstanding, July 31, 2019	125,771,365	0.06
Issued	(9,165,000)	(0.05)
Outstanding, October 31, 2019	116,606,365	0.05

As of October 31, 2019, the Company had share purchase warrants outstanding and exercisable to acquire common shares of the Company as follows:

Expiry Date	Exercise price $	Number of warrants #
February 8, 2020	0.05	57,107,000
March 1, 2020	0.05	40,512,000
April 30, 2020	0.05	13,805,000
June 11, 2020	0.33	5,182,365
		116,606,365

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

12.Financial Instruments and Risks

(a)Fair Values and Classification

The Company’s financial instruments consist of cash and cash equivalent, convertible debenture receivable, promissory note receivable, long-investments, accounts payable, due to related parties and loan payable. Financial instruments are classified into one of the following categories: FVTPL, FVTOC, or amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	October 31, 2019	July 31, 2019
Cash and cash equivalents	FVTPL	$199,398	$2,961,514
Convertible debenture receivable	FVTPL	17,712,200	15,000,000
Promissory note receivable	FVTPL	3,999,680	3,412,421
Investments in equity securities	FVTPL	1,768,566	1,766,953
Accounts payable	Amortized cost	245,102	304,540
Due to related parties	Amortized cost	7,610	21,347
Loans payable	Amortized cost	-	-

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows:

a)Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

b)Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)Level 3 – Input for assets or liabilities that are not based on observable market data.

Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows:

           October 31, 2019

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 199,398	$ -	$ -	$ 199,398
Convertible debenture receivable	-	-	17,712,200	17,712,200
Promissory note receivable	-	3,999,680	-	3,999,680
Investments in membership units	-	1,686,429	-	1,686,429
Investments in warrants	-	-	82,137	82,137

July 31, 2019

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 2,961,514	$ -	$ -	$ 2,961,514
Convertible debenture receivable	-	-	15,000,000	15,000,000
Promissory note receivable	-	3,412,421	-	3,412,421
Investments in membership units	-	1,684,892	-	1,684,892
Investments in warrants	-	-	82,061	82,061

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

12.Financial Instruments and Risks

Changes in level 3 items are as follows:

	Convertible debenture receivable	Investments in warrants

Balance, July 31, 2018	$ -	$ -
Additions	17,492,303	536,697
Conversion of debenture	(3,365,556)	-
Unrealized loss on changes in fair value	-	(451,970)
Realized gain on changes in fair value	865,790
Foreign exchange	7,463	(2,666)
Balance, July 31, 2019	$ 15,000,000	$ 82,061
Additions	2,712,200	-
Foreign exchange	-	76
Balance, October 31, 2019	17,712,200	82,137

The fair value of accounts payables, due to related parties and loan payable approximates their carrying value due to their short-term maturity.

(b) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s maximum credit risk is equal to the carrying value of cash and cash equivalents, deposits, convertible debenture receivable and promissory note receivable.

The Company deposits the majority of its cash with high credit quality financial institutions in Canada. Therefore, management considers its exposure to credit risk arising from its cash to be minimal.

(c)Foreign Exchange Rate and Interest Rate Risk

Foreign exchange rate

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in US dollars:

	October 31, 2019	July 31, 2019

Balance in US dollars:
Cash and cash equivalents	$ -	$ -
Prepaid expenses and deposits	250,000	250,000
Promissory note receivable	3,039,270	2,595,392
Accounts payable	-	-
Net exposure	3,289,270	2,845,392
Balance in Canadian dollars:	$ 4,328,680	$ 3,741,121

A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $432,000 for the year ended July 31, 2019 (July 31,2019 - $374,000).

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

12.Financial Instruments and Risks

Interest rate risk

Interest rate risk consists of two components:

i)To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk with respect to its convertible debenture receivable (see Note 5) and its promissory note receivable (see Note 6).

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations using cash. The ability to do so relies on the Company raising equity financing in a timely manner. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 14.

The following are contractual maturities of financial liabilities as at October 31, 2019:

	Carrying amount	Contractual cash flows	Within 1 year

Accounts payable and accrued liabilities	$ 245,102	$ 245,102	$ 245,102
Due to related parties	7,610	7,610	7,610

The following are contractual maturities of financial liabilities as at July 31, 2019:

	Carrying amount	Contractual cash flows	Within 1 year

Accounts payable and accrued liabilities	$ 336,540	$ 336,540	$ 336,540
Due to related parties	21,347	21,347	21,347

14.Capital Management

The Company’s objectives when managing capital are to identify and pursue business opportunities, to maintain financial strength, to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject.  The Company's principal source of funds is through the issuance of equity.  Management considers all components of shareholders' equity as capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares while minimizing dilution for its existing shareholders.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended July 31, 2019.

TIDAL ROYALTY CORP.

Notes to the Condensed Interim Consolidated Financial Statements

Period ended October 31, 2019 and 2018

(Expressed in Canadian dollars)

15.Segment Information

The Company currently operates in a single reportable operating segment.

For the period ended October 31, 2019, the Company operated in two geographical areas being Canada and the United States of America.

	Canada	United States of America	Total

Non-current assets other than financial instruments	$ -	$ -	$ -

For the year ended July 31, 2019, the Company operated in two geographical areas being Canada and the United States of America.

	Canada	United States of America	Total

Non-current assets other than financial instruments	$ -	$ 592,655	$ 592,655

For the year ended July 31, 2018, non-current assets other tan financial instruments were located in Canada.

16.Commitments

Definitive Agreement

On May 13, 2019, the Company entered into a share exchange agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”), with respect to the acquisition of all of the issued and outstanding shares of MichiCann (“Proposed Transaction”). Pursuant to the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of the Company for 1 MichiCann common share (“Exchange Ratio”). Upon completion of the Proposed Transaction, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company, respectively on a fully diluted basis at the time the transaction was first announced on February 14, 2019. The Proposed Transaction is expected to be a reverse take-over of the Company by MichiCann. All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares of the Company based on the Exchange Ratio. The Proposed Transaction will be completed by way of a three-cornered amalgamation (“Amalgamation”), whereby 2690229 Ontario Inc., a wholly owned subsidiary of the Company will amalgamate with MichiCann. The Amalgamation was approved by the shareholders of MichiCann.

The Definitive Agreements contemplates the following terms:

-The Company will complete a share consolidation on an 8:1 basis;

-Change its name to “Red White & Bloom Inc.” or such other name as may be approved by the board of directors;

-Reconstitute the board to include a total of up to 6 directors, of which 4 are nominees of MichiCann and 2 existing board members of the Company.